Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell                                            Direct Dial: 202-239-3685                      E-mail: mitra.surrell@alston.com

February 24, 2016

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 285 to the Trust’s Registration Statement on Form N-1A, filed on December 29, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 10, 2016, relating to Post-Effective Amendment No. 285 (“PEA 285”) to the Trust’s Registration Statement on Form N-1A filed on December 29, 2015 regarding the Balter Long/Short Equity Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. As reflected in PEA 285, the Fund will be changing its name to the Balter L/S Small Cap Equity Fund as of the effective date of PEA 285.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

February 24, 2016

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #2

Please confirm that “Other Expenses” include an estimate for interest and dividends on securities sold short paid by the Fund in short sale transactions.

Response #2

The Registrant confirms that “Other Expenses” will include an estimate for interest and dividends on securities sold short paid by the Fund in short sale transactions.

Summary Section - Principal Investment Strategies

Comment #3

The staff of the Commission (“SEC Staff”) notes that this is a multi-manager Fund and that different sub-advisers (collectively, the “Sub-Advisers” are allocated portions of the Fund’s assets to invest. Please re-draft the page 2 disclosure to clarify the adviser’s, Balter Liquid Alternatives, LLC (the “Adviser” or “Balter”) role in managing the Fund’s assets versus the various Sub-Advisers.

  Are all of the Fund’s assets allocated out the Sub-Advisers?
  Does Balter itself manage an allocated portion of the Fund?
  Does Balter manage the bulk of the Fund and the Sub-Advisers a small amount?
  Please clarify the breakdown and include in your discussion the fact that Balter is deciding how to allocate the assets. This also applies to the Statutory Section.

U.S. Securities and Exchange Commission

February 24, 2016

Response #3

The Registrant has added the following disclosure to both the Summary and Statutory Sections of the Prospectus as follows in response to your comments:

Summary:

The Adviser typically allocates 95% of the Fund’s assets to the Sub-Advisers but may adjust the allocation based on market conditions. The Adviser will typically allocate the Fund’s assets to each Sub-Adviser equally, looking to rebalance based on flows and performance, but may adjust allocations to individual Sub-Advisers based on market conditions.

The Adviser is responsible for selecting the Sub-Advisers for the Fund and determining allocation amounts to each Sub-Adviser. The Adviser is also responsible for termination of Sub-Advisers and will terminate for a variety of reasons including but not limited to, investment style drift, lack of risk management, overconcentration, exposure mismanagement, prolonged poor performance and operation or compliance issues. The Adviser’s Portfolio Managers monitor the Fund’s portfolio on a regular basis to review each Sub-Adviser’s allocated portion is managed to the expectations set by the Adviser. The Adviser will focus their risk management effort on portfolio composition, specifically aggregated long or short positions to do not exceed limitations. Should these levels be breached, the Adviser’s Portfolio Managers will initiate discussions with the Sub-Adviser(s) that may result in reducing position levels. The Adviser’s Portfolio Managers will not typically influence the Sub-Adviser’s portfolio exposure decisions unless such Sub-Adviser exceed the expected ranges previously established with each Sub-Adviser.

Statutory:

The Adviser typically allocates 95% of the Fund’s assets to the Sub-Advisers but may adjust the allocation based on market conditions. The Adviser will typically allocate the Fund’s assets to each Sub-Adviser equally, looking to rebalance based on flows and performance, but may adjust allocations to individual Sub-Advisers based on market conditions.

The Adviser is responsible for selecting the Sub-Advisers for the Fund and determining allocation amounts to each Sub-Adviser. The Adviser seeks to use Sub-Advisers with risk adjusted returns for their strategy with an emphasis on capital preservation during market drawdowns. In determining the allocation of assets to a Sub-Adviser, the Adviser analyzes whether the Sub-Adviser’s investment process is repeatable and appropriate for a mutual fund structure. The Adviser will then conduct

U.S. Securities and Exchange Commission

February 24, 2016

onsite reviews, examination of historical performance, portfolio exposures and risk management procedures. The Adviser also conducts operation reviews of the Sub-Adviser to determine suitability. The Adviser is also responsible for termination of Sub-Advisers and will terminate for a variety of reasons including but not limited to, investment style drift, lack of risk management, overconcentration, exposure mismanagement, prolonged poor performance and operation or compliance issues. The Adviser’s Portfolio Managers monitor the Fund’s portfolio on a regular basis to review each Sub-Adviser’s allocated portion is managed to the expectations set by the Adviser. The Adviser will focus their risk management effort on portfolio composition, specifically aggregated long or short positions to do not exceed limitations. Should these levels be breached, the Adviser’s Portfolio Managers will initiate discussions with the Sub-Adviser(s) that may result in reducing position levels. The Adviser’s Portfolio Managers will not typically influence the Sub-Adviser’s portfolio exposure decisions unless such Sub-Adviser exceed the expected ranges previously established with each Sub-Adviser.

Comment #4

Please confirm that for the purposes of the Fund’s 80% policy that any derivatives will be valued at market/fair value rather than notional value. It is the staff’s position that the 80% requirement of Rule 35d-1 is an asset based test not an exposure test and accordingly the Fund may not use notional value for the purposes of Rule 35d-1.

Response #4

The Registrant confirms that for the purposes of the Fund’s 80% policy that any derivatives will be valued at market/fair value rather than notional value.

Comment #5

Please explain how the upper perimeter of $5 billion is still considered to be small cap.

Response #5

The Russell 2000 Index is the Fund’s primary benchmark and is representative of the investable universe for the Fund. The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance

U.S. Securities and Exchange Commission

February 24, 2016

and characteristics of the true small-cap opportunity set. As of January 31, 2016, the market capitalization of the largest stock in the Russell 2000 Index was $5.898 billion and the average market capitalization was $1.765 billion.

Comment #6

Please confirm and clarify that investments in medium sized companies will only be up to 20% of the Fund’s assets. You may want to consider moving this disclosure to the paragraph below where you discuss 20% of the Fund’s assets.

Response #6

The Registrant removed the sentence stating that “[t]he Fund may also invest in the securities of medium-sized companies” from the third paragraph and has revised the disclosure in the fourth paragraph in both the Summary and Statutory Sections of the Prospectus as follows in response to your comment:

Summary:

The Fund may also invest up to 20% of its net assets in fixed income securities, including sovereign debt, corporate bonds, exchange-traded notes (“ETNs”) and debt issued by the U.S. Government and its agencies. Such fixed income investments generally range in maturity from 2 to 10 years and may include up to 20% of the Fund’s net assets in high yield or “junk” bonds. High yield bonds are securities rated by a rating organization below its top four long-term rating categories or unrated securities determined by a Sub-Adviser to be of equivalent quality. The Fund may also invest up to 20% of its net assets in the securities of medium-sized companies. The Fund currently considers medium-sized capitalization companies to be those companies that have market capitalizations between $5 billion and $10 billion at the time of purchase.

Statutory:

The Fund may invest up to 20% of its net assets in fixed income securities, including sovereign debt, corporate bonds, ETNs and debt issued by the U.S. Government and its agencies. Such fixed income investments generally range in maturity from 2 to 10 years and may include up to 20% of its net assets in high yield or “junk” bonds. The Fund may also invest up to 20% of its net assets in the securities of medium-sized companies. The Fund currently considers medium-sized capitalization companies to be those companies that have market capitalizations between $5 billion and $10 billion at the time of purchase.

U.S. Securities and Exchange Commission

February 24, 2016

Comment #7

In the fifth paragraph you state, “The Fund may also invest up to 10% of its net assets in derivatives including futures, options, swaps and forward foreign currency contracts.” Please confirm and add disclosure that the appropriate amount of assets will be segregated to satisfy the asset coverage requirements discussed in SEC Release IC-10666. Please note that the staff issued a concept release related to derivatives (See SEC Release IC-29776 (Aug. 31, 2011)).

Response #7

The Registrant confirms that the Fund will comply with the asset coverage requirements addressed in SEC Release IC-10666 and has revised the disclosure as follows in response to your comment:

The Fund may also invest up to 10% of its net assets in derivatives including futures, options, swaps and forward foreign currency contracts. These instruments may be used to modify or hedge the Fund’s exposure to a particular investment market related risk, as well as to manage the volatility of the Fund. The Fund may also trade in some foreign markets on swap. When the Fund invests in swaps, the appropriate amount of assets will be segregated to satisfy the asset coverage requirements.

Performance

Comment #8

Please add 2015 performance data.

Response #8

The Registrant has added 2015 performance data. Please see the disclosure below:

For periods ending December 31,

U.S. Securities and Exchange Commission

February 24, 2016

During the period shown in the bar chart, the best performance for a quarter was 3.74% (for the quarter ended June 30, 2014). The worst performance was (4.71)% (for the quarter ended September 30, 2015).

Average Annual Total Returns for the periods ended December 31, 2015

	One Year	Since Inception*
Institutional Class Shares
Return Before Taxes	(0.50)%	0.00%
Return After Taxes on Distributions	(0.50)%	0.00%
Return After Taxes on Distributions and Sale of Fund Shares	(0.28)%	0.00%
Russell 2000 Total Return Index (reflects no deduction for fees, expenses or taxes)	(4.41)%	0.13%
HFRX Equity Hedge Index (reflects no deduction for fees, expenses or taxes)	(2.33)%	(0.48)%

*The Predecessor Fund commenced operations on December 31, 2013.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #9

Under the heading “Temporary Defensive Positions,” the SEC Staff notes that the Fund may invest in credit default swaps. Please confirm to the staff that the Fund will segregate the full notational amount of the credit default swap to cover such obligation.

Response #9

The Registrant confirms that the Fund will segregate the full notational amount of the credit default swap to cover such obligation.

Related Performance Information of the Sub-Advisers

Comment #10

In the first paragraph you state, “The individuals responsible for management of these funds are the same individual(s) with each Sub-Adviser who are responsible for management of the Fund.” Please redraft to clarify what is meant by “these funds.” Do you mean the pooled investment vehicles? Please clarify that these individuals only manage their allocated portion of the Fund and not the Fund itself.

Response #10

The Registrant has revised the first paragraph as follows response to your comment:

U.S. Securities and Exchange Commission

February 24, 2016

The Fund’s Sub-Advisers have previously managed pooled investment vehicles (each a “Pooled Vehicle”) with substantially similar objectives and strategies as they use to manage their Allocated Portion of the Fund. The portfolio managers with each Sub-Adviser responsible for management of the Pooled Vehicles described below are the same individual(s) who are responsible for the management of their respective Allocated Portion of the Fund. You should not consider the past performance of these vehicles as indicative of the future performance of the Fund.

Comment #11

In the third paragraph you state, “The method used to calculate each fund’s performance differs from the SEC’s standardized method of calculating performance, and may produce different results.” The Registrant should disclose how the performance was calculated (for example, was it GIPS?).

Response #11

The Registrant has revised the third paragraph as follows response to your comment:

The method used to calculate each Pooled Vehicle’s performance differs from the SEC’s standardized method of calculating performance, and may produce different results. Each Pooled Vehicle’s returns are compliant with generally accepted accounting principles (GAAP).

Comment #12

If Balter is managing a significant portion of the Fund’s assets, is it misleading not to include Balter’s related performance?

Response #12

The Registrant confirms that Balter is not managing a significant portion of the Fund’s assets. Please also see response to Comment #3 above. Typically the unallocated portion of the Fund’s portfolio is maintained in cash or cash equivalents.

U.S. Securities and Exchange Commission

February 24, 2016

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell